

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 29, 2008

Mr. Richard G. Loomis
Vice President, Compliance and Secretary
Ausam Energy Corporation
1430, 1122 Fourth Street SW
Calgary, Alberta T2R 1M1
Canada

> **Re:** **Ausam Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 12, 2008**
> **File No. 333-146853**

Dear Mr. Loomis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1 and the disclosure that the sales of common stock by selling shareholders will fall within the historical range of prices, which range is CDN$1.05 to CDN$6.50. Please provide a bona fide price range with a variance of no more than $2. We may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

General

2.   We note your response to our prior comment 6 and reissue it in part. Please describe in the MD&A section the impact of your following obligations under the amended Participation Agreement:

- the Test-Well Back-in Conveyance obligation;

- the Outside Acreage Conveyance obligation;

- the obligation under section 1.5 of the agreement to maintain a 25% interest in each of the leases, and the impact on your strategy to bring in other partners on the prospects; and

- the impact of any conveyances of Untested Prospects back to SKH.

Liquidity and Financial Condition, page 33

3.   We note your response to our prior comment 11. Clarify your statements that you have enough funds for your current commitments under your drilling program, but that currently you have no contractual commitments for the drilling of the six wells in the 2008 drilling program.

4.   You also state that you expect that $27.7 million of the 2008 drilling program cost to be funded by partners. State whether any of that funding has been received. State what changes you will make to your 2008 drilling program if you do not receive the funds you expect.

Disclosure Controls and Procedures, page 38

5.   We note your response to our prior comment 15, and reissue it in part. Specify in the prospectus the differences between what the Multi-Lateral Instrument 52-109 requires of your CEO and CFO in regard to the design of your disclosure controls and procedures, and what your CEO and CFO will be required to do in regard to the evaluation of the effectiveness of these controls under Rule 13a-15 or 15d-15 of the Securities Exchange Act of 1934.

Mr. Richard G. Loomis
Ausam Energy Corporation
February 29, 2008
Page 3

Business

The SKH Purchase, page 40

6.   We note your response to our prior comment 19. Expand your disclosure to discuss all of the material terms of the Amended Participation Agreement, including the Outside Acreage Conveyance obligation and your obligation under section 1.5 of the Participation Agreement to maintain a 25% interest in each of the leases.

7.   In regard to your assignment obligation back to SKH of any Untested Prospects, specify the date that you will be required to assign back to SKH any such prospects, state the number of prospects tested so far, and the number planned to be tested for 2008.

Selling Shareholders, page 63

8.   We note your response to our prior comment 27. Confirm for us that there are no other selling shareholders who are broker-dealers or affiliates of broker-dealers other than those identified in the prospectus.

Consolidated Financial Statements for the Nine Months ended September 30, 2007 and 2006

Notes to Consolidated Financial Statements

Note 3. Property and Equipment, page F-38

9.   We note the revised disclosure regarding your unevaluated properties. However, the disclosure under note (2) continues to appear rather generic in nature and does not provide useful information to investors. As previously requested in prior comment number 30 from our letter dated February 7, 2008 revise note (2) to provide a substantially more specific description of the status of the properties, along with the anticipated timing of the inclusion of the costs in the amortization computation.

10. The table provided under Note 3 to your interim financial statements, together with the disclosure under note (1), continues to refer to unproved properties. If this information relates to unevaluated, rather than unproved, properties, revise the table and related note to make this clear. If the properties have been evaluated and are unproved:

   •   Revise the disclosure to make this clear; and,

- Explain to us how you are accounting for the costs related to unproved properties.

11. Disclosure in the notes to your annual financial statements indicates that the unevaluated Australian properties will be evaluated in 2007 and 2008. However, information included in your response to prior comment number 14 from our letter dated February 7, 2008 indicates that you have no funds allocated to, or budgeted for, exploration drilling or seismic acquisition in Australia. If that is true, explain to us how you intend to evaluate the Australian properties. As part of your response, describe the specific evaluation activities you intend to conduct, when they will be conducted, and how any necessary funds will be provided.

Note 7. Convertible debt, page F-44

12. Your response to prior comment number 33 from our letter dated February 7, 2008 indicates, in part, that you have determined that the impact of the beneficial conversion feature on your income statement is not material. Explain to us, in reasonable detail, the basis for this conclusion. As part of your response, explain how you have considered the guidance of EITF 98-5, par. 9.

13. We note that you have restated your balance sheet and statement of stockholders' equity to reflect the beneficial conversion feature. Explain to us how you have considered marking the relevant financial statement columns as "Restated". Additionally, explain how you have considered providing the disclosure provided by SFAS 154, par. 26.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3717 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: B. Skinner
     R. Carroll
     D. Levy

     Via Facsimile:
     William Lee
     (713) 615-5312